SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

Financial Condition and Results of Operations

        You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2012. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment and the term "International Segment" refers to our combined International and Asia-Pacific operating segments.

Forward-looking Statements

        This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

        These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded United States ("U.S.") Medicare reimbursement system for dialysis services;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  the outcome of ongoing government and internal investigations;

  •
  risks relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, and comparable regulatory regimes in many of the 120 countries in which we supply dialysis services and/ or products;

  •
  the influence of private insurers and managed care organizations;

  •
  the impact of recently enacted and possible future health care reforms;

  •
  product liability risks;

  •
  the outcome of ongoing potentially material litigation;

  •
  risks relating to the integration of acquisitions and our dependence on additional acquisitions;

  •
  the impact of currency fluctuations;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

  •
  changes in raw material and energy costs or the ability to procure raw materials; as well as

  •
  the financial stability and liquidity of our governmental and commercial payors.

        Important factors that could contribute to such differences are noted in the "Overview" section below and in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" included in this report and in our Annual Report on Form 20-F for the year ended December 31, 2012, under "Risk Factors" and elsewhere in that report.

        Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

        Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of Operations" below. For a discussion of our critical accounting policies, see Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2012.

Overview

        We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of End-Stage Renal Disease ("ESRD"). Fresenius Medical Care Holdings, Inc. ("FMCH"), located in the United States and our largest subsidiary, also provides laboratory testing services, pharmacy services, vascular surgery services and inpatient dialysis services as well as other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products and equipment represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of around 4%, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. With the exception of the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, and possible adjustments to this payment system for changes in the utilization and costs of certain drugs and biologicals included in the ESRD PPS; we experienced and also expect in the future to experience generally stable reimbursements for dialysis services. See discussion of the American Taxpayer Relief Act of 2012 ("ATRA") below. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

        With the enactment in the U.S. of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") in 2008, Congress mandated the development of an expanded ESRD PPS for services furnished on or after January 1, 2011. On July 26, 2010, the U.S. Centers for Medicare and Medicaid Services ("CMS") published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form, including our phosphate binder PhosLo®, are expected to be reimbursed under the ESRD PPS starting in January 2016 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS is being phased in over four years with full implementation for all dialysis facilities on January 1, 2014. As part of the base payment for 2011, CMS included a negative 3.1% adjustment for each facility in order to ensure a budget-neutral transition, the "Transition Adjuster," based on its estimation that only 43% of dialysis facilities would elect to participate fully in the ESRD PPS in 2011. In April 2011, however, CMS reduced the Transition Adjuster to 0.0% for the remainder of 2011, based on the actual number of facilities that elected to fully participate in the ESRD PPS. CMS specified Transition Adjusters of 0.0% for 2012 and 0.1% in 2013.

        The ESRD PPS payment amount is subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment. On November 9, 2012, CMS published a final rule finalizing the 2013 ESRD PPS rates. In the rule, CMS established the 2013 productivity adjusted market basket update at 2.3%, which was based on a market basket update of 2.9% less a productivity adjustment of 0.6%. Additionally, CMS set the 2013 wage index budget-neutrality adjusted base rate of $240.36 per treatment.

        The ESRD PPS's quality incentive program ("QIP") began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%. Performance on specified measures in 2010 affected payment in 2012; however, the impact on our operations was immaterial. In 2013 payments will be affected by performance with respect to measures in 2011. The initial QIP measures focused on anemia management and dialysis adequacy. For 2012 reporting affecting payments in 2014, CMS adopted four additional measures (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels. For payment year 2015 and subsequent years, CMS has continued other of the existing QIP measures, expanded the scope of certain existing measures, and added new measures. The payment year 2015 clinical measures include anemia management, hypercalemia, vascular access type, hemodialysis adequacy (adult and pediatric patients) and peritoneal dialysis adequacy. The payment year 2015 reporting measures include patient satisfaction surveys, mineral metabolism reporting, anemia management reporting and infection reporting.

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2011 (collectively, "ACA") implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase. ACA's medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

business earnings and cash flows. We expect modest favorable impact from ACA's integrated care and commercial insurance consumer protection provisions.

        On August 2, 2011, the Budget Control Act was enacted, raising the U.S.'s debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to ATRA automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2% through 2021. The Medicare reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. ATRA also directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. CMS is expected to release a proposed rule incorporating such calculations in spring or early summer 2013, with a final rule to follow later in the year.

        The ESRD PPS resulted in a lower reimbursement rate on average at our U.S. dialysis facilities. We mitigated the impact of the ESRD PPS and the other legislative initiatives referenced above with two broad measures. First, we worked with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and we negotiated pharmaceutical acquisition cost savings. In addition, we achieved greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

        On February 4, 2013, CMS announced plans to test a new Comprehensive ESRD Care Model and issued a solicitation for applications. As currently proposed, CMS will work with up to 15 healthcare provider groups, known as ESRD Seamless Care Organizations ("ESCOs"), to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. The application deadline has been extended from May 1, 2013 to July 1, 2013. We are reviewing the details of the proposed program to determine whether to participate in this program.

        Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

        We have identified three operating segments, the North America Segment, the International operating segment, and the Asia-Pacific operating segment, which were determined based upon how we manage our businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. For reporting purposes, we have aggregated the International and Asia-Pacific operating segments as the "International Segment." We aggregated these operating segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the U.S. ("U.S. GAAP").

        Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of our business operations, our

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

management believes the most appropriate measure in this regard is operating income which measures our source of earnings. We do not include the investment gain resulting from our 2012 acquisition of Liberty Dialysis Holdings, Inc. (the "Liberty Acquisition") nor income taxes as we believe these items to be outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate "corporate costs," which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed in corporate by our Global Manufacturing Operations division. These corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities (See Note 14 of the Notes to Consolidated Financial Statements (unaudited) "Segment Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as "Corporate." Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

Results of Operations

        The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended March 31,
	2013	2012
	(in millions)
Total revenue
North America	$2,288	$2,108
International	1,169	1,136
Corporate	8	8

Totals	3,465	3,252

Inter-segment revenue
North America	1	3
International	—	—

Totals	1	3

Total net revenue
North America	2,287	2,105
International	1,169	1,136
Corporate	8	8

Totals	3,464	3,249

Amortization and depreciation
North America	80	72
International	45	43
Corporate	32	28

Totals	157	143

Operating income
North America	369	348
International	184	195
Corporate	(60)	(40)

Totals	493	503

Investment gain	—	127
Interest income	11	20
Interest expense	(115)	(119)
Income tax expense	(129)	(137)

Net Income	260	394
Less: Net Income attributable to Noncontrolling interests	(35)	(24)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$225	$370

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

Three months ended March 31, 2013 compared to three months ended March 31, 2012

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended March 31,		Change in %
	2013	2012	as reported	at constant exchange rates(1)
Number of treatments	9,681,510	9,212,646	5%
Same market treatment growth in %	3.3%	3.8%
Net revenue in $ million	3,464	3,249	7%	7%
Gross profit as a % of revenue	32.0%	32.9%
Selling, general and administrative costs as a % of revenue	17.1%	17.0%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	225	370	(39%)

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

        Treatments increased by 5% for the first quarter of 2013 as compared to the same period in 2012. The increase is due to acquisitions (6%), including the effect of the Liberty Acquisition (4%) and same market treatment growth (3%), partially offset by a decrease in dialysis treatment days (2%) and the effect of closed or sold clinics (2%).

        At March 31, 2013, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,180 clinics compared to 3,119 clinics at March 31, 2012. During the first quarter of 2013, we acquired 21 clinics, opened 15 clinics and combined or closed 16 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 3% to 261,648 at March 31, 2013 from 253,041 at March 31, 2012.

        Net revenue increased by 7% (7% at constant exchange rates) for the first quarter of 2013 over the comparable period in 2012, due to growth in dialysis care and product revenues.

        Net dialysis care revenue increased by 8% (9% at constant exchange rates) to $2,678 million for the first quarter of 2013 from $2,478 million in the same period of 2012, mainly due to contributions from acquisitions (7%), growth in same market treatments (3%) and increases in organic revenue per treatment (2%), partially offset by a decrease in the dialysis treatment days (2%), the effect of closed or sold clinics (1%) and the negative effect of exchange rate fluctuations (1%).

        Dialysis product revenue increased by 2% (an increase of 2% at constant exchange rates) to $786 million from $771 million in the same period of 2012. The increase at constant currency was driven by increased sales of hemodialysis products, especially of dialyzers, solutions and concentrates and bloodlines as well as products for acute care, partially offset by lower sales of renal pharmaceuticals.

        The decrease in gross profit margin reflects decreases in the International Segment and in the North America Segment. The decrease in the International Segment was mainly due to lower average sales price for products, reimbursement reductions as well as negative foreign exchange effects, partially offset by business growth in Asia Pacific. The decrease in the North America Segment was due to higher personnel expenses and the impact from two less dialysis treatment days, partially offset by increased revenue from the 2013 Medicare reimbursement rate increase and a positive impact from the Liberty Acquisition.

        Selling, general and administrative ("SG&A") expenses increased to $592 million in the first quarter of 2013 from $553 million in the same period of 2012. SG&A expenses as a percentage of revenues increased to 17.1% for the first quarter of 2013 in comparison with 17.0% during the same period of 2012 due to an increase at Corporate and a decrease in the North America Segment, with the International Segment remaining largely unchanged. The increase at Corporate was mainly due to increased legal expenses. The decrease in the North America Segment was largely driven by the effects of the one-time

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

acquisition costs related to the Liberty Acquisition recorded in the first quarter of 2012, partially offset by higher personnel expenses and increased legal expenses. The International Segment was mostly unchanged due to the devaluation of the Venezuelan Bolivar driven by a hyperinflationary economy, offset by foreign exchange effects in other countries and decreased bad debt expense.

        For the first three months of 2013, we had a $1 million gain from the sale of FMC-AG & Co. KGaA dialysis clinics in our International Segment as compared to a $9 million gain from the sale of FMC-AG & Co. KGaA clinics in connection with regulatory clearance of the Liberty Acquisition, which occurred in the first quarter of 2012. (See Note 2 of the Notes to Consolidated Financial Statements (unaudited) "Acquisition of Liberty Dialysis Holdings – Divestitures" included in this Report).

        Research and development ("R&D") expenses increased slightly to $30 million for the quarter ended March 31, 2013 as compared to $29 million in the same period in 2012.

        Income from equity method investees remained flat at $5 million as compared to the same period of 2012.

        Operating income decreased to $493 million in the first quarter of 2013 from $503 million for the same period in 2012. Operating income margin decreased to 14.2% for the first quarter of 2013 from 15.5% for the same period in 2012 as a result of a decrease in gross profit margin, a lower gain on the sale of FMC-AG & Co. KGaA clinics and higher SG&A as a percentage of revenue, all as discussed above.

        The investment gain in the first three months of 2012 of $127 million, which was non-taxable, was due to the fair valuation of our investment in Renal Advantage Partners, LLC at the time of the Liberty Acquisition. This gain was finalized at December 31, 2012 in the amount of $139.6 million.

        Interest expense decreased by 4% to $115 million for the first quarter of 2013 from $119 million for the same period in 2012 mainly as a result of lower interest rates. Interest income decreased to $11 million for the three months ended March 31, 2013 from $20 million for the same period of 2012 due to the retirement of the loan receivable from Renal Advantage Partners LLC as part of the Liberty Acquisition on February 28, 2012.

        Income tax expense decreased to $129 million for the first quarter of 2013 from $137 million for the same period in 2012. The effective tax rate increased to 33.2% from 25.8% for the same period of 2012 as a result of the non-taxable investment gain in 2012 as noted above.

        Net income attributable to noncontrolling interests for the first three months of 2013 increased to $35 million from $23 million for the same period of 2012 primarily due to losses attributable to noncontrolling interests in the International Segment in 2012 and the non-controlling interest associated with the Liberty Acquisition which closed on February 28, 2012.

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the first quarter of 2013 decreased to $225 million from $370 million for the same period in 2012 as a result of the combined effects of the $127 million investment gain related to the Liberty Acquisition and the other items discussed above.

        We employed 86,855 people (full-time equivalents) at March 31, 2013 compared to 82,979 at March 31, 2012, an increase of 4.7%, primarily due to overall growth in our business and acquisitions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

        The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	For the three months ended March 31,
			Change in %
	2013	2012
Number of treatments	6,148,850	5,745,986	7%
Same market treatment growth in %	3.6%	3.4%
Net revenue in $ million	2,287	2,105	9%
Depreciation and amortization in $ million	80	72	11%
Operating income in $ million	369	348	6%
Operating income margin in %	16.1%	16.5%

Revenue

        Treatments increased by 7% for the first quarter of 2013 as compared to the same period in 2012 mostly due to the Liberty Acquisition, net of divestitures (6%) same market growth (4%) and contributions from other acquisitions (1%), partially offset by a decrease in dialysis treatment days (2%) and the effect of closed or sold clinics (2%). At March 31, 2013, 167,233 patients (a 3% increase over March 31, 2012) were being treated in the 2,090 clinics that we own or operate in the North America Segment, compared to 161,656 patients treated in 2,053 clinics at March 31, 2012. Average North America revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $351 for the first quarter of 2013 and $345 for the same period in 2012. In the U.S., the average revenue per treatment was $359 for the first quarter of 2013 in comparison to $353 for the same period in 2012. The increase was mainly attributable to increased revenue driven by further development of our expanded service offerings and the updated Medicare reimbursement rate which came into effect in 2013, partially offset by reduced pharmaceutical utilization in non-bundled commercial treatments.

        Net revenue for the North America Segment for the first quarter of 2013 increased as a result of an increase in dialysis care revenue by 10% to $2,104 million from $1,918 million in the same period of 2012, partially offset by a decrease in dialysis product revenue to $183 million from $187 million.

        The dialysis care revenue increase was driven by contributions from acquisitions (8%), same market treatment growth (4%) and increases in organic revenue per treatment (1%), partially offset by a decrease in dialysis treatment days (2%) and the effect of closed or sold clinics (1%).

        The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals.

Operating Income

        Operating income increased to $369 million for the first quarter of 2013 from $348 million for the same period in 2012. Operating income margin decreased to 16.1% for the first quarter of 2013 from 16.5% for the same period in 2012, primarily due to higher personnel expenses, the negative impact compared to the first quarter of 2012, in which we recorded the gain on the sale of FMC-AG & Co. KGaA clinics related to the Liberty Acquisition, the effect of two less dialysis treatment days and higher legal expenses, partially offset by increased revenue driven by the 2013 Medicare reimbursement rate increase and the effect on the first quarter of 2012 from one-time costs related to the Liberty Acquisition as well as the overall impact of the Liberty Acquisition. Cost per treatment for North America increased to $288 for the quarter ended March 31, 2013 from $280 in 2012. Cost per treatment in the U.S. increased to $294 for the quarter ended March 31, 2013 from $286 in the same period of 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

International Segment

Key Indicators for International Segment
	For the three months ended March 31,		Change in %
	2013	2012	as reported	at constant exchange rates(1)
Number of treatments	3,532,660	3,466,660	2%
Same market treatment growth in %	3.0%	4.6%
Net revenue in $ million	1,169	1,136	3%	4%
Depreciation and amortization in $ million	45	43	5%
Operating income in $ million	184	195	(6%)
Operating income margin in %	15.7%	17.2%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

Revenue

        Treatments increased by 2% in the first quarter of 2013 over the same period in 2012 mainly due to same market growth (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (2%) and a decrease in dialysis treatment days (1%). At March 31, 2013, we had 94,415 patients (a 3% increase over March 31. 2012) being treated at the 1,090 clinics that we own, operate or manage in the International Segment compared to 91,385 patients treated at 1,066 clinics at March 31, 2012. Average revenue per treatment for the first quarter of 2013 increased to $163 in comparison with $161 for the same period of 2012 due to increased reimbursement rates and changes in country mix ($5), partially offset by the weakening of local currencies against the U.S. dollar ($3).

        Including the effects of acquisitions, European region revenue increased 1% (1% increase at constant exchange rates), Latin America region revenue increased 4% (12% at constant exchange rates), and Asia-Pacific region revenue increased 7% (7% at constant exchange rates).

        Net revenues for the International Segment for the first quarter of 2013 increased by 3% (4% increase at constant exchange rates) as compared to the same period in 2012 mainly as a result of increases in both dialysis care and dialysis product revenues. Organic growth during the period was 5% and acquisitions during the period contributed 1%, partially offset by the negative effect of exchange rate fluctuations (1%), a decrease in dialysis treatment days (1%) and the effect of closed or sold clinics (1%).

        Total dialysis care revenue for the International Segment increased during the first quarter of 2013 by 3% (5% increase at constant exchange rates) to $574 million from $560 million in the same period of 2012. This increase is a result of same market treatment growth (3%), increases in organic revenue per treatment (3%) and contributions from acquisitions (2%), partially offset by the negative effect of exchange rate fluctuations (2%), the effect of closed or sold clinics (2%) and a decrease in dialysis treatment days (1%).

        Total dialysis product revenue for the first quarter of 2013 increased by 3% (3% increase at constant exchange rates) to $595 million from $576 million in the same period of 2012. This increase at constant currency was due to increased sales of hemodialysis products, especially of dialyzers, solutions and concentrates and bloodlines as well as products for acute care, partially offset by lower sales of renal pharmaceuticals and machines.

Operating Income

        Operating income decreased to $184 million for the first quarter of 2013 from $195 million for the same period in 2012. Operating income margin decreased to 15.7% for the first quarter of 2013 from 17.2% for the same period in 2012 mainly due to the devaluation of the Venezuelan Bolivar driven by a hyperinflationary economy, a lower average sales price for products and reductions in reimbursement rates, partially offset by decreased bad debt expenses, favorable foreign exchange effects and business growth in Asia Pacific.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

Inflationary Accounting

        As we are subject to foreign exchange risk, we monitor the economic conditions of the countries in which we operate. Venezuela has been considered a highly inflationary economy since 2010. In November 2012, the SEC Regulations Committee reaffirmed this status. Effective January 1, 2013 our operations in Venezuela are still considered to be operating in a highly inflationary economy, as the Venezuelan economy exceeded the three-year cumulative inflation rate of 100% during the fourth quarter of 2012. We use a blend of the National Consumer Price Index and the Consumer Price Index to determine whether Venezuela is a highly inflationary economy. As a result, our financial statements of our subsidiaries operating in Venezuela continue to use the U.S dollar as their functional currency. However, in 2013, the Venezuelan government revalued the bolivar. Consequently, we recorded a pre-tax loss of $9.6 million for the first three months of 2013 as compared to the same period in 2012.

Liquidity and Capital Resources

Three months ended March 31, 2013 compared to three months ended March 31, 2012

Liquidity

        Our primary sources of liquidity are typically cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of debt and equity securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

        At March 31, 2013, we had cash and cash equivalents of $535 million. For information regarding utilization and availability under our principal credit facility (the "2012 Credit Agreement"), see Note 6 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations," included in this report.

Operations

        In the first three months of 2013 and 2012, we generated net cash from operations of $315 million and $481 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of specific items as discussed below. The decrease in 2013 versus 2012 was mainly a result of a $100 million payment, partially offset by repayments received, both of which were associated with the amendment to the agreement relating to our iron product Venofer® (see Item 5, "Operating and Financial Review and Prospects – Results of Operations – Year ended December 31, 2012 compared to the year ended December 31, 2011" in our Annual Report on Form 20-F for the year ended December 31, 2012), unfavorable development of other working capital items and higher income tax payments in Germany, partially offset by a slightly favorable development in days sales outstanding ("DSO") as compared to the same period of 2012.

        The profitability of our business depends significantly on reimbursement rates. Approximately 77% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2013, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. With the exception of the implementation of the ESRD PPS in the U.S. in January 2011 and possible adjustments to this payment system for changes in the utilization and costs of certain drugs and biologicals included in the ESRD PPS; we have experienced and also expect in the future to experience generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

        Our working capital, which is defined as current assets less current liabilities, was $2,696 million at March 31, 2013 which decreased from $2,957 million at December 31, 2012. The change is primarily the result of reclassifications of the payments relating the maturity of two of our European Investment Bank ("EIB") Agreements and for a quarterly repayment of our term loan facility under the 2012 Credit Agreement from long-term debt to the current portion of long-term debt as well as a decrease in cash, partially offset by a reduction in accounts payable driven by the payment of the $100 million Venofer® agreement amendment fee incurred in 2012. Our ratio of current assets to current liabilities was 1.8 at March 31, 2013.

        We intend to continue to address our current cash and financing requirements by the generation of cash from operations, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Financing" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

        Cash from operations depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented DSO of approximately 76 at both March 31, 2013 and December 31, 2012.

        DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	March 31, 2013	December 31, 2012
North America days sales outstanding	54	55

International days sales outstanding	116	115

FMC-AG & Co. KGaA average days sales outstanding	76	76

        DSO remained fairly flat. The slight decrease in the North America Segment was offset by a slight increase in the International Segment between December 31, 2012 and March 31, 2013. The International Segment's DSO slight increase reflects slight payment delays, particularly in countries with budget deficits and in China. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International Segment in the immediate future.

Investing

        We used net cash of $217 million and $1,648 million in investing activities in the three-months periods ended March 31, 2013 and 2012, respectively.

        Capital expenditures for property, plant and equipment, net of disposals were $146 million and $122 million in the first three months of 2013 and 2012, respectively. In the first three months of 2013, capital expenditures were $87 million in the North America Segment, $35 million for the International Segment and $24 million at Corporate. Capital expenditures in the first three months of 2012 were $59 million in the North America Segment, $36 million for the International Segment and $27 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in Germany, North America and

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

France and capitalization of machines provided to our customers, primarily in the International Segment. Capital expenditures were approximately 4% of total revenue in the first three months of 2013 and 2012.

        We invested approximately $72 million cash in the first three months of 2013, $26 million in the North America Segment and $46 million in the International Segment. In the first three months of 2012, we invested approximately $1,703 million cash primarily through the $1,516 million acquisition of Liberty, net of divestitures ($1,701 million in the North America Segment and $2 million in the International Segment).

        We anticipate capital expenditures of approximately $0.7 billion and expect to make acquisitions of approximately $0.3 billion in 2013. See "Outlook" below.

Financing

        Net cash used in financing was $246 million in the first three months of 2013 compared to net cash provided by financing of $1,284 million in the first three months of 2012, respectively.

        In the three-months period ended March 31, 2013, cash was used in the repayment of portions of the accounts receivable facility, short-term borrowings and long-term debt, as well as distributions to noncontrolling interests, partially offset by proceeds from short-term borrowings. In the first three months of 2012, cash was provided by the issuance of senior notes and short-term borrowings, partially offset by, repayment of the accounts receivable facility, short-term borrowings, long-term debt and amounts from third and related parties.

        We announced on April 4, 2013 that we plan to buy back an aggregate value of up to €385 million (approximately $500 million) of our ordinary shares. In addition, we announced that we will seek shareholder approval at our annual general meeting and in a separate meeting of preference shareholders in May 2013 to convert all of the 3,973,333 outstanding preference shares to ordinary shares.

        The conversion will be effected without a requirement for any additional payment by preference shareholders. However, we have been in discussions with a major preference shareholder, a reputable European financial institution, holding approximately 77% of our outstanding preference shares who has agreed with us to support the proposed resolution and has furthermore undertaken to pay a conversion premium relating to its preference shares.

        The premium amount corresponds to an agreed value of the average spread during the 3-months period from January 1, 2013 through March 31, 2013 between the preference shares and the ordinary shares of approximately €9 per preference share or €27 million for the major preference shareholder's total preference share position.

Non-U.S. GAAP Measures

Constant currency

        Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure "at constant exchange rates" in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term "constant currency," it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage "at constant exchange rates."

        We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on constant

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Debt covenant disclosure – EBITDA

        EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $650 million, 18.8% of revenues for the three-months period ended March 31, 2013, and $646 million, 19.9% of revenues for the same period of 2012. EBITDA is the basis for determining compliance with certain covenants contained in our 2012 Credit Agreement, euro-denominated notes, EIB agreements, and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the three months ended March 31,
	2013	2012
	($ in millions)
Total EBITDA	$650	$646
Interest expense (net of interest income)	(104)	(99)
Income tax expense, net	(129)	(137)
Change in deferred taxes, net	(26)	28
Changes in operating assets and liabilities	(101)	28
Stock compensation expense	6	7
Other items, net	19	8

Net cash provided by operating activities	$315	$481

Balance Sheet Structure

        Total assets as of March 31, 2013 decreased to $22.1 billion compared to $22.3 billion at December 31, 2012. Current assets as a percent of total assets remained flat at 27% at March 31, 2013 as compared to December 31, 2012. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 42% at March 31, 2013 as compared to 41% at December 31, 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three months ended March 31, 2013 and 2012

Outlook

        Below is a table showing our growth outlook for 2013:

2013
Revenue	> $14.6 billion
Revenue growth	> 6%
Operating Income	$2.3 – $2.5 billion
Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1.1 – $1.2 billion
Capital Expenditures	~ $0.7 billion
Acquisitions	~$0.3 billion
Debt/EBITDA Ratio	≤ 3.0

        Net income attributable to shareholders of FMC-AG & Co. KGaA represents an increase of between 5% and 15% if compared to the net income attributable to shareholders of FMC-AG & Co. KGaA for 2012 excluding an investment gain in the amount of $140 million. The range of our net income guidance considers the U.S. government reversing the effect of sequestration for the calendar year. If this takes place it represents approximately $70 million in operating income and approximately $45 million in net income attributable to shareholders of FMC-AG & Co. KGaA. It is possible that the U.S. government may modify all or a portion of this but the likelihood of this diminishes as the year progresses.

Recently Adopted Accounting Pronouncements

        On January 31, 2013, FASB issued Accounting Standards Update 2013-01 ("ASU 2013-01") an update to Balance Sheet (Topic 210), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities ("Topic 210"). The main purpose of ASU 2013-01 is to clarify the scope of balance sheet offsetting under Topic 210 to include derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset or subject to master netting agreements. The disclosures required under Topic 210 would apply to these transactions and other types of financial assets or liabilities will no longer be subject to Topic 210. The update is effective for periods beginning on or after January 1, 2013. The Company does not utilize balance sheet offsetting for their derivative transactions. See Note 12, "Financial Instruments" in our Consolidated Financial Statements included in this report for more information.

Recently Issued Accounting Pronouncements

        On February 28, 2013 FASB issued Accounting Standards Update 2013-04 ("ASU 2013-04") Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligations is Fixed at the Reporting Date." ASU 2013-04's objective is to provide guidance and clarification on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements such as debt arrangements, other contractual obligations and settled litigation and judicial rulings. The update is effective for periods beginning on or after December 15, 2013. We are currently evaluating the impact of ASU 2013-04 on our Consolidated Financial Statements.

        On March 4, 2013 FASB issued Accounting Standards Update 2013-05 ("ASU 2012-05") Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The purpose of 2013-05 is to provide clarification and further refinement regarding the treatment of the release of a cumulative translation adjustment into net income. This occurs in instances where the parent either sells a part or all of its investment in a foreign entity. Another possibility is, if a company no longer holds a controlling interest in a subsidiary or group of assets that is a nonprofit activity or business within a foreign entity. The update is effective for periods beginning on or after December 15, 2013. We are currently evaluating the impact of ASU 2013-05 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
(unaudited)
(in thousands, except share data)

	For the three months ended March 31,
	2013	2012
Revenue:
Dialysis Care	$2,741,935	$2,544,059
Less: Patient service bad debt provision	63,749	66,859

Net Dialysis Care	2,678,186	2,477,200
Dialysis Products	785,735	771,555

	3,463,921	3,248,755
Costs of revenue:
Dialysis Care	1,984,224	1,831,126
Dialysis Products	370,179	348,120

	2,354,403	2,179,246
Gross profit	1,109,518	1,069,509
Operating (income) expenses:
Selling, general and administrative	591,714	552,832
Gain on sale of dialysis clinics	(1,073)	(9,314)
Research and development	30,372	28,522
Income from equity method investees	(4,808)	(5,497)

Operating income	493,313	502,966
Other (income) expense:
Investment gain	—	(126,685)
Interest income	(10,589)	(20,306)
Interest expense	114,818	119,186

Income before income taxes	389,084	530,771
Income tax expense	129,001	137,077

Net income	260,083	393,694
Less: Net income attributable to noncontrolling interests	34,584	23,196

Net income attributable to shareholders of FMC-AG & Co. KGaA	$225,499	$370,498

Basic income per ordinary share	$0.74	$1.22

Fully diluted income per ordinary share	$0.73	$1.21

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands, except share data)

	For the three months ended March 31,
	2013	2012
Net Income	$260,083	$393,694

Gain (loss) related to cash flow hedges	15,897	(4,283)
Actuarial gain (loss) on defined benefit pension plans	6,392	4,373
Gain (loss) related to foreign currency translation	(68,188)	120,796
Income tax (expense) benefit related to components of other comprehensive income	(6,682)	(18,981)

Other comprehensive income (loss), net of tax	(52,581)	101,905

Total comprehensive income	$207,502	$495,599
Comprehensive income attributable to noncontrolling interests	32,602	24,037

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$174,900	$471,562

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
At March 31, 2013 and December 31, 2012
(in thousands, except share data)

	March 31, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$534,841	$688,040
Trade accounts receivable less allowance for doubtful accounts of $318,989 in 2013 and $328,893 in 2012	3,017,258	3,019,424
Accounts receivable from related parties	156,989	137,809
Inventories	1,076,566	1,036,809
Prepaid expenses and other current assets	915,544	937,761
Deferred taxes	296,683	307,613

Total current assets	5,997,881	6,127,456
Property, plant and equipment, net	2,911,039	2,940,603
Intangible assets	690,348	710,116
Goodwill	11,439,985	11,421,889
Deferred taxes	134,368	133,753
Investment in equity method investees	601,427	637,373
Other assets and notes receivables	364,615	354,808

Total assets	$22,139,663	$22,325,998

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$483,779	$622,294
Accounts payable to related parties	141,499	123,350
Accrued expenses and other current liabilities	1,748,920	1,787,471
Short-term borrowings	119,985	117,850
Short-term borrowings from related parties	7,211	3,973
Current portion of long-term debt and capital lease obligations	563,224	334,747
Income tax payable	204,184	150,003
Deferred taxes	33,499	30,303

Total current liabilities	3,302,301	3,169,991
Long-term debt and capital lease obligations, less current portion	7,304,310	7,785,740
Long-term debt from related parties	56,303	56,174
Other liabilities	326,785	294,569
Pension liabilities	421,917	423,361
Income tax payable	199,505	201,642
Deferred taxes	633,075	664,001

Total liabilities	12,244,196	12,595,478
Noncontrolling interests subject to put provisions	551,402	523,260
Shareholders' equity:
Preference shares, no par value, €1.00 nominal value, 7,066,522 shares authorized, 3,973,333 issued and outstanding	4,462	4,462
Ordinary shares, no par value, €1.00 nominal value, 385,396,450 shares authorized, 302,843,085 issued and outstanding	375,051	374,915
Additional paid-in capital	3,461,966	3,491,581
Retained earnings	5,789,160	5,563,661
Accumulated other comprehensive (loss) income	(542,712)	(492,113)

Total FMC-AG & Co. KGaA shareholders' equity	9,087,927	8,942,506

Noncontrolling interests not subject to put provisions	256,138	264,754
Total equity	9,344,065	9,207,260

Total liabilities and equity	$22,139,663	$22,325,998

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the three months ended March 31, 2013 and 2012
(unaudited)
(in thousands)

	For the three months ended March 31,
	2013	2012
Operating Activities:
Net income	$260,083	$393,694
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,353	143,374
Change in deferred taxes, net	(25,963)	27,838
(Gain) loss on sale of investments	(1,073)	(9,331)
(Gain) loss on sale of fixed assets	1,401	582
Investment (gain)	—	(126,685)
Compensation expense related to stock options	6,220	6,546
Cash inflow (outflow) from hedging	—	(15,578)
Investments in equity method investees, net	18,582	32,425
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(40,702)	(104,401)
Inventories	(56,173)	(28,852)
Prepaid expenses, other current and non-current assets	35,587	138,932
Accounts receivable from related parties	(24,934)	(16,359)
Accounts payable to related parties	23,459	(9,759)
Accounts payable, accrued expenses and other current and non-current liabilities	(99,671)	30,552
Income tax payable	62,249	18,199

Net cash provided by (used in) operating activities	315,418	481,177

Investing Activities:
Purchases of property, plant and equipment	(147,357)	(124,418)
Proceeds from sale of property, plant and equipment	1,327	1,849
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(72,214)	(1,702,802)
Proceeds from divestitures	1,036	176,721

Net cash provided by (used in) investing activities	(217,208)	(1,648,650)

Financing Activities:
Proceeds from short-term borrowings	46,349	29,868
Repayments of short-term borrowings	(41,930)	(39,171)
Proceeds from short-term borrowings from related parties	4,226	—
Repayments of short-term borrowings from related parties	(1,606)	(13,894)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $155,056 in 2012)	598	1,704,748
Repayments of long-term debt and capital lease obligations	(32,915)	(41,573)
Increase (decrease) of accounts receivable securitization program	(162,000)	(333,250)
Proceeds from exercise of stock options	4,635	4,354
Distributions to noncontrolling interests	(72,619)	(32,366)
Contributions from noncontrolling interests	8,795	5,350

Net cash provided by (used in) financing activities	(246,467)	1,284,066

Effect of exchange rate changes on cash and cash equivalents	(4,942)	6,339

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(153,199)	122,932
Cash and cash equivalents at beginning of period	688,040	457,292

Cash and cash equivalents at end of period	$534,841	$580,224

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the three months ended March 31, 2013 (unaudited) and
year ended December 31, 2012 (audited)
(in thousands, except share data)

	Preference Shares		Ordinary Shares					Total FMC-AG & Co. KGaA shareholders' equity
							Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017
Proceeds from exercise of options and related tax effects	7,642	10	2,574,836	3,266	110,510	—	—	113,786	—	113,786
Compensation expense related to stock options	—	—	—	—	26,476	—	—	26,476	—	26,476
Dividends paid	—	—	—	—	—	(271,733)	—	(271,733)	—	(271,733)
Purchase/ sale of noncontrolling interests	—	—	—	—	(26,918)	—	—	(26,918)	86,705	59,787
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(26,428)	(26,428)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	18,880	—	—	18,880	—	18,880
Net income	—	—	—	—	—	1,186,809	—	1,186,809	45,450	1,232,259
Other comprehensive income (loss)	—	—	—	—	—	—	(6,346)	(6,346)	(438)	(6,784)

Comprehensive income	—	—	—	—	—	—	—	1,180,463	45,012	1,225,475

Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260

Proceeds from exercise of options and related tax effects	—	—	103,327	136	4,407	—	—	4,543	—	4,543
Compensation expense related to stock options	—	—	—	—	6,220	—	—	6,220	—	6,220
Dividends paid	—	—	—	—	—	—	—	—	—	—
Purchase/ sale of noncontrolling interests	—	—	—	—	(13,930)	—	—	(13,930)	(4,278)	(18,208)
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(13,545)	(13,545)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(26,312)	—	—	(26,312)	—	(26,312)
Net income	—	—	—	—	—	225,499	—	225,499	10,687	236,186
Other comprehensive income (loss)	—	—	—	—	—	—	(50,599)	(50,599)	(1,480)	(52,079)

Comprehensive income	—	—	—	—	—	—	—	174,900	9,207	184,107

Balance at March 31, 2013	3,973,333	$4,462	302,843,085	$375,051	$3,461,966	$5,789,160	$(542,712)	$9,087,927	$256,138	$9,344,065

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.     The Company and Basis of Presentation

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, operating in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). The Company's dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. Fresenius Medical Care Holdings, Inc. ("FMCH"), located in the United States and our largest subsidiary, also provides laboratory testing services, pharmacy services, vascular surgery services and inpatient dialysis services as well as other services under contract to hospitals.

        In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment. The term "International Segment" refers to the combined International and Asia-Pacific operating segments.

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The consolidated financial statements at March 31, 2013 and for the three months ended March 31, 2013 and 2012 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2012 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2012, contained in the Company's 2012 Annual Report on Form 20-F.

        The results of operations for the three-months period ended March 31, 2013 are not necessarily indicative of the results of operations for the year ending December 31, 2013.

2.     Acquisition of Liberty Dialysis Holdings, Inc.

        On February 28, 2012, the Company acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("LD Holdings"), the owner of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC (the "Liberty Acquisition"). The Company accounted for this transaction as a business combination and finalized the acquisition accounting on February 28, 2013.

        Total consideration for the Liberty Acquisition was $2,181,358, consisting of $1,696,659 cash, net of cash acquired and $484,699 non-cash consideration. Accounting standards for business combinations require previously held equity interests to be fair valued at the time of the acquisition with the difference to book value to be recognized as a gain or loss in income. Prior to the Liberty Acquisition, the Company had a 49% equity investment in Renal Advantage Partners, LLC, the fair value of which, $201,915, is included as part of the non-cash consideration. The fair value was determined based on the discounted cash flow method, utilizing a discount rate of approximately 13%. In addition to the Company's investment, it also had a loan receivable from Renal Advantage Partners, LLC of $279,793, at a fair value of $282,784, which was retired as part of the transaction.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        The following table summarizes the final fair values of assets acquired and liabilities assumed at the date of the acquisition. Any adjustments to acquisition accounting from December 31, 2012 until finalization, net of related income tax effects, were recorded with a corresponding adjustment to goodwill:

Assets held for sale	$164,068
Trade accounts receivable	149,219
Other current assets	17,458
Deferred tax assets	14,932
Property, plant and equipment	168,335
Intangible assets and other assets	84,556
Goodwill	2,003,465
Accounts payable, accrued expenses and other current liabilities	(105,403)
Income tax payable and deferred taxes	(33,597)
Short-term borrowings, other financial liabilities, long-term debt and capital lease obligations	(72,101)
Other liabilities	(39,923)
Noncontrolling interests (subject and not subject to put provisions)	(169,651)

Total acquisition cost	$2,181,358

Less non-cash contributions at fair value
Investment at acquisition date	(201,915)
Long-term Notes Receivable	(282,784)

Total non-cash items	$(484,699)

Net Cash paid	$1,696,659

        The amortizable intangible assets acquired in this acquisition have weighted average useful lives of 6-8 years.

        Goodwill in the amount of $2,003,465 was acquired as part of the Liberty Acquisition and was allocated to the North America Segment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill arises principally due to the fair value placed on an estimated stream of future cash flows versus building a similar franchise. Of the goodwill recognized in this acquisition, approximately $436,000 is expected to be deductible for tax purposes and amortized over a 15 year period.

        The noncontrolling interests acquired as part of the acquisition are stated at fair value based upon contractual multiples typically utilized by the Company for such arrangements as well as the Company's overall experience.

        The fair valuation of the Company's investment at the time of the Liberty Acquisition resulted in a preliminary non-taxable gain of $126,685 for the first three months of 2012. This gain was then finalized at December 31, 2012 in the amount of $139,600. The retirement of the loan receivable resulted in a benefit of $5,500 for the first three months of 2012. This benefit was finalized and recognized in interest income in the amount of $8,501 at December 31, 2012.

Divestitures

        In connection with the Federal Trade Commission's consent order relating to the Liberty Acquisition, the Company agreed to divest a total of 62 renal dialysis centers. Of the 61 clinics sold to date, 24 were FMC-AG & Co. KGaA clinics which generated a gain of $33,455 that was included in the 2012 Consolidated Statements of Income.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Pro Forma Financial Information

        The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the Liberty Acquisition and the divestitures described above had been consummated on January 1, 2011. The pro forma information includes adjustments primarily for elimination of the investment gain and the gain from the retirement of debt. The pro-forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated on January 1, 2011.

For the three months ended March 31,
2012
Net revenue	$3,361,638
Net income attributable to shareholders of FMC-AG & Co. KGaA	263,307
Income per ordinary share
Basic	$0.87
Fully diluted	$0.86

3.     Related Party Transactions

        The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE, the Company's largest shareholder, owns approximately 31.2% of the Company's voting shares at March 31, 2013.

a)    Service and Lease Agreements

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During the three-months ended March 31, 2013 and 2012, amounts charged by Fresenius SE to the Company under the terms of these agreements were $23,973 and $17,299, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $1,719 and $1,625 for services rendered to the Fresenius SE Companies during the first three months of 2013 and 2012 respectively.

        Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $6,569 and $6,348 during the three months ended March 31, 2013 and 2012, respectively. The majority of the leases expire in 2016 and contain renewal options.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the General Partner's management board. The aggregate amount reimbursed to the General Partner was $4,511 and $3,035, respectively, for its management services during the three months ended March 31, 2013 and 2012.

b)    Products

        For the first three months of 2013 and 2012, the Company sold products to the Fresenius SE Companies for $7,215 and $5,919, respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $10,364 and $11,835, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        In addition to the purchases noted above, the Company currently purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During the three-months ended March 31, 2013 and 2012, FMCH, a 100% owned subsidiary of the Company and its principal North American subsidiary, acquired approximately $4,560 and $4,269, respectively, of heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

c)     Financing Provided by and to Fresenius SE and the General Partner

        The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties.

        At March 31, 2013, the Company had borrowings outstanding with Fresenius SE of €3,200 ($4,098) at an interest rate of 1.492%, due on April 30, 2013. At December 31, 2012, the Company provided a loan to Fresenius SE of €20,900 ($27,575 at December 31, 2012) at an interest rate of 1.484% which was due and paid on January 11, 2013.

        On August 19, 2009, the Company borrowed €1,500 ($1,921 at March 31, 2013) from the General Partner at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2013 at an interest rate of 2.132%.

        At March 31, 2013, the Company had a Chinese Yuan Renminbi ("CNY") loan of 357,413 ($57,496 at March 31, 2013) outstanding with a subsidiary of Fresenius SE at an interest rate of 6.1% and a maturity date of May 23, 2014.

d)    Other

        The Company, at March 31, 2013, had a receivable from Fresenius SE in the amount of €4,770 ($6,108) resulting from being a party to a German trade tax group agreement with Fresenius SE for the fiscal years 1997-2001.

4.     Inventories

        At March 31, 2013 and December 31, 2012, inventories consisted of the following:

	March 31, 2013	December 31, 2012
Finished goods	$653,894	$627,338
Raw materials and purchased components	176,939	171,373
Health care supplies	160,799	154,840
Work in process	84,934	83,258

Inventories	$1,076,566	$1,036,809

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

5.     Short-Term Borrowings and Short-Term Borrowings from Related Parties

        At March 31, 2013 and December 31, 2012, short-term borrowings and short-term borrowings from related parties consisted of the following:

	March 31, 2013	December 31, 2012
Borrowings under lines of credit	$119,985	$117,850
Short-term borrowings from related parties (see Note 3.c.)	7,211	3,973

Short-term borrowings and Short-term borrowings from related parties	$127,196	$121,823

6.     Long-Term Debt and Capital Lease Obligations and Long-Term Debt from Related Parties

        At March 31, 2013 and December 31, 2012, long-term debt and capital lease obligations and long-term debt from related parties consisted of the following:

	March 31, 2013	December 31, 2012
2012 Credit Agreement	$2,631,038	$2,659,340
Senior Notes	4,694,106	4,743,442
Euro Notes	50,420	51,951
European Investment Bank Agreements	318,888	324,334
Accounts receivable facility	—	162,000
Capital lease obligations	14,326	15,618
Other	158,756	163,802

Long-term debt and capital lease obligations	7,867,534	8,120,487
Less current maturities	(563,224)	(334,747)

Long-term debt and capital lease obligations, less current portion	7,304,310	7,785,740
Long-term debt from related parties	56,303	56,174

Long-term debt and capital lease obligations and long-term debt from related parties	$7,360,613	$7,841,914

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

2012 Credit Agreement

        The following table shows the available and outstanding amounts under the 2012 Credit Agreement at March 31, 2013 and at December 31, 2012:

	Maximum Amount Available March 31, 2013		Balance Outstanding March 31, 2013
Revolving Credit USD	$600,000	$600,000	$31,038	$31,038
Revolving Credit EUR	€500,000	$640,250	€—	$—
Term Loan A	$2,600,000	$2,600,000	$2,600,000	$2,600,000

		$3,840,250		$2,631,038

	Maximum Amount Available December 31, 2012		Balance Outstanding December 31, 2012
Revolving Credit USD	$600,000	$600,000	$59,340	$59,340
Revolving Credit EUR	€500,000	$659,700	€—	$—
Term Loan A	$2,600,000	$2,600,000	$2,600,000	$2,600,000

		$3,859,700		$2,659,340

        In addition, at March 31, 2013 and December 31, 2012, the Company had letters of credit outstanding in the amount of $15,865 and $77,188 under the revolving credit facility, which are not included above as part of the balance outstanding, but reduce the available borrowings under the revolving credit facility.

Accounts Receivable Facility Letters of Credit

        The Company also had letters of credit outstanding under the accounts receivable facility beginning in March 2013 of $60,822. These letters of credit are not included above as part of the balance outstanding at March 31, 2013; however, they reduce available borrowings under the accounts receivable facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

7.     Earnings Per Ordinary Share

        The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per ordinary share computations for the three-months ended
March 31, 2013 and 2012:

	For the three months ended March 31,
	2013	2012
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$225,499	$370,498
less:
Dividend preference on Preference shares	26	26

Income available to all classes of shares	$225,473	$370,472

Denominators:
Weighted average number of:
Ordinary shares outstanding	302,773,218	300,205,126
Preference shares outstanding	3,973,333	3,966,001

Total weighted average shares outstanding	306,746,551	304,171,127
Potentially dilutive Ordinary shares	1,131,149	2,423,102
Potentially dilutive Preference shares	13,681	19,063

Total weighted average Ordinary shares outstanding assuming dilution	303,904,367	302,628,228
Total weighted average Preference shares outstanding assuming dilution	3,987,014	3,985,064
Basic income per Ordinary share	$0.74	$1.22
Fully diluted income per Ordinary share	$0.73	$1.21

8.     Employee Benefit Plans

        The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

        The following table provides the calculations of net periodic benefit cost for the three-months ended March 31, 2013 and 2012.

	Three months ended March 31,
	2013	2012
Components of net periodic benefit cost:
Service cost	$3,851	$2,692
Interest cost	6,760	6,492
Expected return on plan assets	(3,400)	(3,825)
Amortization of unrealized losses	6,392	4,373

Net periodic benefit costs	$13,603	$9,732

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

9.     Noncontrolling Interests Subject to Put Provisions

        The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

        At March 31, 2013 and December 31, 2012, the Company's potential obligations under these put options were $551,402 and $523,260, respectively, of which, at March 31, 2013, $227,699 were exercisable. No put options were exercised during the first three months of 2013.

        Following is a roll forward of noncontrolling interests subject to put provisions for the three months ended March 31, 2013 and the year ended December 31, 2012:

	March 31, 2013	December 31, 2012
Beginning balance as of January 1,	$523,260	$410,491
Contributions to noncontrolling interests	(28,287)	(114,536)
Purchase/ sale of noncontrolling interests	4,797	134,643
Contributions from noncontrolling interests	1,925	16,565
Changes in fair value of noncontrolling interests	26,312	(18,880)
Net income	23,897	94,718
Other comprehensive income (loss)	(502)	259

Ending balance as of March 31, 2013 and December 31, 2012	$551,402	$523,260

10.   Sources of Revenue

        Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's dialysis care revenue, for the three months ended March 31, 2013 and 2012. Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to the U.S. patient service revenue.

	For the three months ended March 31,
	2013	2012
Medicare ESRD program	$1,055,056	$923,625
Private/alternative payors	914,397	857,306
Medicaid and other government sources	91,026	103,570
Hospitals	106,931	99,742

Total patient service revenue	$2,167,410	$1,984,243

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

11.   Commitments and Contingencies

Legal and Regulatory Matters

        The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

        The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the "Merger"). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. ("NMC"), which was W.R. Grace & Co.'s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001.

        Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging, among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

        In 2003, the Company reached agreement with the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the "Settlement Agreement"), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest, which has previously been accrued and is included on the Company's Consolidated Balance Sheets. to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. While the Company believes this accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual. The Settlement Agreement has been approved by the U.S. District Court. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

the plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on January 31, 2012. Multiple parties have appealed to the Third Circuit Court of Appeals and the plan of reorganization will not be implemented until the appeals are finally resolved.

        Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation ("Sealed Air," formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company's payment obligation, this litigation will be dismissed with prejudice.

        On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates ("Baxter"), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter's patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter's patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding all asserted claims of Baxter patents invalid as obvious and/or anticipated in light of prior art.

        On February 13, 2007, the court granted Baxter's motion to set aside the jury's verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter's motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH's 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court's rulings to the United States Court of Appeals for the Federal Circuit ("Federal Circuit"). On September 10, 2009, the Federal Circuit reversed the district court's decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court's decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court. Funds of $70,000 were contributed to the escrow fund. Upon remand, the district court reduced the post verdict damages award to $10,000 and $61,000 of the escrowed funds was returned to FMCH. In the parallel reexamination of the last surviving patent, the U.S. Patent and Trademark Office ("USPTO") and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. On May 17, 2012 the Federal Circuit affirmed the USPTO's ruling and invalidated the final remaining Baxter patent. The Federal Circuit issued a mandate to the USPTO to cancel the claims of the last remaining asserted Baxter HD patent. Baxter appealed to the Federal Circuit claiming that approximately $20,000 of damages awarded to it by the District Court before the Federal Circuit affirmed the USPTO ruling constitutes a final judgment that may be collected.

        On August 27, 2012, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company's LibertyTM cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

        On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that lawsuits filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's dialysate concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Dialysate Products Liability Litigation, Case No. 2013-md-02428. These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in other courts that will not be formally consolidated with the federal multidistrict litigation. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

        Renal Care Group, Inc. ("RCG"), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court's dismissal of the complaint, plaintiff's appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have had claims for indemnification and reimbursement of expenses against the Company. On January 11, 2013, the period for objection to a settlement agreed to by plaintiff expired. This settlement calls for dismissal of the complaint with prejudice against the plaintiff and all other class members in exchange for a payment that is not material to the Company. The settlement has been funded and distribution is being overseen by the Nashville Chancery Court.

        On February 15, 2011, a qui tam relator's complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the Civil Investigative Demand, and will vigorously contest the relator's complaint.

        On June 29, 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York ("E.D.N.Y."). On December 6, 2011, a single Company facility in New York received a subpoena from the Office of the Inspector General of the Department of Health and Human Services that was substantially similar to the one issued by the U.S. Attorney for the E.D.N.Y. These subpoenas are part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under government payor programs in New York for medications provided to patients with ESRD. Among the issues encompassed by the investigation is whether retail pharmacies may have provided or received compensation from the New York Medicaid program for pharmaceutical products that should be provided by the dialysis facilities in exchange for the New York Medicaid payment to the dialysis facilities. The Company has cooperated in the investigation.

        Civil investigative demands were issued under the supervision of the United States Attorneys for Rhode Island and Connecticut to American Access Care LLC (AAC) and certain affiliated entities prior to the Company's acquisition of AAC in October 2011. In March 2012, a third subpoena was issued under the supervision of the United States Attorney for the Southern District of Florida (Miami). The subpoenas cover a wide range of documents and activities of AAC, but appear to focus on coding and billing practices and procedures. The Company has assumed responsibility for responding to the subpoenas and is cooperating fully with the United States Attorneys.

        The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. In response to the allegations, the Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission and the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

U.S. Department of Justice that allegations have been made and of the Company's internal review. The Company's independent counsel, in conjunction with the Company's Compliance department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA compliance. It cannot predict the final outcome of its review.

        In December 2012 and January 2013, FMCH received subpoenas from the United States Attorneys for the District of Massachusetts and the Western District of Louisiana requesting production of a range of documents relating to products manufactured by FMCH, including the Granuflo® and Naturalyte® dialysate concentrate products. FMCH intends to cooperate fully in these matters.

        The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. The District Court has denied post trial motions by the IRS to set aside the verdict and the IRS has affirmed that a final District Court judgment in the amount of approximately $50,000 should be entered in favor of FMCH to reflect the cash value of the additional tax deductions granted in the verdict. The IRS will have rights of appeal when the final judgment is entered.

        From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

        The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA and/or comparable foreign regulatory authority, which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If warning letters or other enforcement notices are not addressed by the Company to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "qui tam" or "whistle blower" actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers' ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

        The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

        Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

        The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

12.   Financial Instruments

        As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company's business, financial condition and results of operations and thus on its capacity to generate cash flow.

Non-derivative Financial Instruments

        The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at March 31, 2013, and December 31, 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

		March 31, 2013		December 31, 2012
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$534,841	534,841	$688,040	688,040
Accounts Receivable	2	3,174,247	3,174,247	3,157,233	3,157,233
Liabilities
Accounts payable	2	625,278	625,278	745,644	745,644
Short-term borrowings	2	127,196	127,196	121,823	121,823
Long term debt, excluding 2012 Credit Agreement, Euro Notes and Senior Notes	2	548,273	548,273	721,928	721,928
2012 Credit Agreement	2	2,631,038	2,626,228	2,659,340	2,652,840
Senior Notes	2	4,694,106	5,281,712	4,743,442	5,296,325
Euro Notes	2	50,420	52,267	51,951	54,574
Noncontrolling interests subject to put provisions	3	551,402	551,402	523,260	523,260

        The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 6.

        The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

        Cash and cash equivalents are stated at nominal value which equals the fair value.

        Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

        The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

        The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 9 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

        Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

        The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

        The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

        To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

        The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in the statement of financial position.

        At March 31, 2013 and December 31, 2012, the Company had $38,161 and $32,044 of derivative financial assets subject to netting arrangements and $21,779 and $19,193 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $28,868 and $20,773 as well as net liabilities of $12,486 and $7,922 at March 31, 2013 and December 31, 2012, respectively.

Foreign Exchange Risk Management

        The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

        The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At March 31, 2013 the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $394,190 and $611,488 at March 31, 2013 and December 31, 2012, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,210,841 and $1,574,667 at March 31, 2013 and December 31, 2012, respectively.

Interest Rate Risk Management

        The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

        At March 31, 2013 and December 31, 2012, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €100,000 ($128,050 and $131,940 at March 31, 2013 and December 31, 2012, respectively).

Derivative Financial Instruments Valuation

        The following table shows the carrying amounts of the Company's derivatives at March 31, 2013 and December 31, 2012.

	March 31, 2013		December 31, 2012
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	6,180	(6,251)	7,839	(7,510)
Non-current
Foreign exchange contracts	71	—	942	(187)
Interest rate contracts	—	(5,244)	—	(6,221)

Total	$6,251	$(11,495)	$8,781	$(13,918)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	37,150	(11,956)	23,396	(19,068)
Non-current
Foreign exchange contracts	567	(1,529)	132	(292)

Total	$37,717	$(13,485)	$23,528	$(19,360)

(1)
At March 31, 2013 and December 31, 2012, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)
Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

        The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

        The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

        The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract at the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract at the balance sheet date. The result is then

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

        The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the three months ended March 31,			Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the three months ended March 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2013	2012		2013	2012
Interest rate contracts	$6,470	$(15,797)	Interest income/expense	$6,365	$4,898
Foreign exchange contracts	3,991	8,865	Costs of Revenue	(1,345)	(2,990)
Foreign exchange contracts			Interest income/expense	416	741

	$10,461	$(6,932)		$5,436	$2,649

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the three months ended March 31,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2013	2012
Foreign exchange contracts	Selling, general and administrative expense	$(21,808)	$13,759
Foreign exchange contracts	Interest income/expense	1,966	5,229

		$(19,842)	$18,988

        For foreign exchange derivatives, the Company expects to recognize $4,109 of losses deferred in AOCI at March 31, 2013, in earnings during the next twelve months.

        The Company expects to incur additional interest expense of $20,276 over the next twelve months which is currently deferred in AOCI. At March 31, 2013, this amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the remaining interest rate swap maturing in 2016.

        At March 31, 2013, the Company had foreign exchange derivatives with maturities of up to 32 months and interest rate swaps with maturities of up to 43 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

13.   Other Comprehensive Income (Loss)

        Changes in accumulated other comprehensive income (loss) by component for the three months ended March 31, 2013 and 2012 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (loss) related to foreign- currency translation	Total, before non-controlling interests	Non-controlling interests	Total
Balance at December 31, 2011	$(136,221)	$(111,215)	$(238,331)	$(485,767)	$3,048	$(482,719)
Other comprehensive income (loss) before reclassifications	(24,536)	—	119,955	95,419	841	96,260
Amounts reclassified from accumulated other comprehensive income (loss)(1)	2,986	2,659	—	5,645	—	5,645

Other comprehensive income (loss) after reclassifications	(21,550)	2,659	119,955	101,064	841	101,905

Balance at March 31, 2012	$(157,771)	$(108,556)	$(118,376)	$(384,703)	$3,889	$(380,814)

Balance at December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)

Other comprehensive income (loss) before reclassifications	8,031	—	(66,206)	(58,175)	(1,982)	(60,157)
Amounts reclassified from accumulated other comprehensive income (loss)(1)	3,639	3,937	—	7,576	—	7,576

Other comprehensive income (loss) after reclassifications	11,670	3,937	(66,206)	(50,599)	(1,982)	(52,581)

Balance at March 31, 2013	$(126,671)	$(175,486)	$(240,555)	$(542,712)	$887	$(541,825)

(1)
See separate table below for details about these reclassifications.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

        Reclassifications out of accumulated other comprehensive income (loss) for the three months ended March 31, 2013 and 2012 are as follows:

Details about Accumulated Other Comprehensive Income (Loss) ("AOCI") Components	Amount of (Gain) Loss reclassified from AOCI in Income		Location of (Gain) Loss reclassified from AOCI in Income
	For the three months ended March 31,
	2013	2012
(Gain) Loss related to cash flow hedges
Interest rate contracts	$6,365	$4,898	Interest income/expense
Foreign exchange contracts	(1,345)	(2,990)	Costs of Revenue
Foreign exchange contracts	416	741	Interest income/expense

	5,436	2,649	Total before tax

	(1,797)	337	Tax expense or benefit

	$3,639	$2,986	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) /loss	6,392	4,373	(1)

	6,392	4,373	Total before tax

	(2,455)	(1,714)	Tax expense or benefit

	$3,937	$2,659	Net of tax

Total reclassifications for the period	$7,576	$5,645	Net of tax

(1)
Included in the computation of net periodic pension cost (see Note 8 for additional details).

14.   Business Segment and Corporate Information

        The Company has identified three operating segments, the North America Segment, the International operating segment, and the Asia Pacific operating segment, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. The Company has aggregated the International and Asia Pacific operating segments as the "International Segment." The segments are aggregated due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. The General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those the Company applies in preparing the consolidated financial statements under accounting principles generally accepted in the U.S. ("U.S. GAAP").

        Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measure in this regard is operating income which measures the Company's source of earnings. The Company does not include the investment gain resulting from the 2012 Liberty Acquisition nor income taxes as it believes these items to be outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate "corporate costs," which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

management and procurement are centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as "Corporate".

        Information pertaining to the Company's segments and its Corporate activities for the three-months periods ended March 31, 2013 and 2012 is set forth below.

	North America	International	Segment Total	Corporate	Total
Three months ended March 31, 2013
Net revenue external customers	$2,287,250	$1,168,652	$3,455,902	$8,019	$3,463,921
Inter-segment revenue	1,075	—	1,075	(1,075)	—

Revenue	2,288,325	1,168,652	3,456,977	6,944	3,463,921

Depreciation and amortization	(80,160)	(45,253)	(125,413)	(30,940)	(156,353)

Operating income	368,853	183,807	552,660	(59,347)	493,313

Income (loss) from equity method investees	4,289	915	5,204	(396)	4,808
Segment assets	14,044,466	5,896,442	19,940,908	2,198,755	22,139,663
thereof investments in equity method investees	239,689	361,738	601,427	—	601,427
Capital expenditures, acquisitions and investments(1)	112,332	82,702	195,034	24,537	219,571
Three months ended March 31, 2012
Net revenue external customers	$2,104,584	$1,136,090	$3,240,674	$8,081	$3,248,755
Inter-segment revenue	3,452	—	3,452	(3,452)	—

Revenue	2,108,036	1,136,090	3,244,126	4,629	3,248,755

Depreciation and amortization	(72,016)	(42,927)	(114,943)	(28,431)	(143,374)

Operating income	347,833	194,912	542,745	(39,779)	502,966

Income (loss) from equity method investees	2,982	67	3,049	2,448	5,497
Segment assets	13,974,231	5,889,591	19,863,822	2,124,166	21,987,988
thereof investments in equity method investees	254,408	381,567	635,975	1,780	637,755
Capital expenditures, acquisitions and investments(2)	1,760,581	38,886	1,799,467	27,753	1,827,220

(1)
International acquisitions exclude $3,690 of non-cash acquisitions for 2013.

(2)
North America acquisitions exclude $468,793 of non-cash acquisitions and International acquisitions exclude $652 of non-cash acquisitions for 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

15.   Supplementary Cash Flow Information

        The following additional information is provided with respect to the consolidated statements of cash flows:

	Three months ended March 31,
	2013	2012
Supplementary cash flow information:
Cash paid for interest	$165,596	$124,210

Cash paid for income taxes(1)	$59,708	$12,875

Cash inflow for income taxes from stock option exercises	$522	$583

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(69,485)	$(2,345,375)
Liabilities assumed	3,334	299,947
Noncontrolling interest subject to put provisions	6,294	53,900
Noncontrolling interest	4,527	130,000
Obligations assumed in connection with acquisition	3,690	652

Cash paid	(51,640)	(1,860,876)
Less cash acquired	2,530	159,277

Net cash paid for acquisitions	(49,110)	(1,701,599)
Cash paid for investments	(22,185)	—
Cash paid for intangible assets	(919)	(1,203)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(72,214)	$(1,702,802)

(1)
Net of tax refund.

16.   Supplemental Condensed Combining Information

        FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% senior notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by D-GmbH and FMCH ("the Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis at March 31, 2013 and December 31, 2012 and for the three-months periods ended March 31, 2013 and 2012. The following combining financial information for the Company is at March 31, 2013 and December 31, 2012 and for the three-months periods ended March 31, 2013 and 2012, segregated between FMC US Finance as issuer, the Company, the Guarantor Subsidiaries, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$495,497	$—	$3,758,626	$(790,202)	$3,463,921
Cost of revenue	—	—	335,779	—	2,796,879	(778,255)	2,354,403

Gross profit	—	—	159,718	—	961,747	(11,947)	1,109,518

Operating expenses (income):
Selling, general and administrative(1)	—	6,423	49,086	(7,180)	511,647	25,857	585,833
Research and development	—	—	17,969	—	12,572	(169)	30,372

Operating (loss) income	—	(6,423)	92,663	7,180	437,528	(37,635)	493,313

Other (income) expense:
Interest, net	(1,697)	46,193	2,251	40,298	17,184	—	104,229
Other, net	—	(263,397)	96,047	(181,689)	—	349,039	—

Income (loss) before income taxes	1,697	210,781	(5,635)	148,571	420,344	(386,674)	389,084
Income tax expense (benefit)	616	(14,718)	6,076	(13,065)	116,077	34,015	129,001

Net Income (loss)	1,081	225,499	(11,711)	161,636	304,267	(420,689)	260,083
Net Income attributable to noncontrolling interests	—	—	—	—	—	34,584	34,584

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,081	$225,499	$(11,711)	$161,636	$304,267	$(455,273)	$225,499

(1)
Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

	For the three months ended March 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$461,804	$—	$3,499,979	$(713,028)	$3,248,755
Cost of revenue	—	—	286,678	—	2,602,115	(709,547)	2,179,246

Gross profit	—	—	175,126	—	897,864	(3,481)	1,069,509

Operating expenses (income):
Selling, general and administrative(1)	—	(20,246)	53,688	(38,375)	505,891	37,063	538,021
Research and development	—	—	17,375	—	11,147	—	28,522

Operating (loss) income	—	20,246	104,063	38,375	380,826	(40,544)	502,966

Other (income) expense:
Investment gain	—	—	—	—	(126,685)	—	(126,685)
Interest, net	(1,706)	45,657	1,005	31,069	22,855	—	98,880
Other, net	—	(437,325)	67,879	(292,855)	—	662,301	—

Income (loss) before income taxes	1,706	411,914	35,179	300,161	484,656	(702,845)	530,771
Income tax expense (benefit)	639	41,416	29,953	2,882	142,348	(80,161)	137,077

Net Income (loss)	1,067	370,498	5,226	297,279	342,308	(622,684)	393,694
Net Income attributable to noncontrolling interests	—	—	—	—	—	23,196	23,196

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,067	$370,498	$5,226	$297,279	$342,308	$(645,880)	$370,498

(1)
Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,081	$225,499	$(11,711)	$161,636	$304,267	$(420,689)	$260,083

Gain (loss) related to cash flow hedges	—	12,864	—	—	3,033	—	15,897
Actuarial gain (loss) on defined benefit pension plans	—	32	637	5,668	55	—	6,392
Gain (loss) related to foreign currency translation	—	67,232	(22,010)	—	(115,706)	2,296	(68,188)
Income tax (expense) benefit related to components of other comprehensive income	—	(3,707)	(186)	(2,236)	(553)	—	(6,682)

Other comprehensive income (loss), net of tax	—	76,421	(21,559)	3,432	(113,171)	2,296	(52,581)

Total comprehensive income	$1,081	$301,920	$(33,270)	$165,068	$191,096	$(418,393)	$207,502
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	32,602	32,602

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,081	$301,920	$(33,270)	$165,068	$191,096	$(450,995)	$174,900

	For the three months ended March 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC- AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,067	$370,498	$5,226	$297,279	$342,308	$(622,684)	$393,694

Gain (loss) related to cash flow hedges	—	(22,327)	(9)	11,725	6,328	—	(4,283)
Actuarial gain (loss) on defined benefit pension plans	—	8	94	4,268	3	—	4,373
Gain (loss) related to foreign currency translation	—	(3,253)	6,346	—	121,307	(3,604)	120,796
Income tax (expense) benefit related to components of other comprehensive income	—	8,141	(24)	(6,310)	(20,788)	—	(18,981)

Other comprehensive income (loss), net of tax	—	(17,431)	6,407	9,683	106,850	(3,604)	101,905

Total comprehensive income	$1,067	$353,067	$11,633	$306,962	$449,158	$(626,288)	$495,599
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	24,037	24,037

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,067	$353,067	$11,633	$306,962	$449,158	$(650,325)	$471,562

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At March 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$611	$57	$—	$533,251	$922	$534,841
Trade accounts receivable, less allowance for doubtful accounts	—	—	180,945	—	2,836,244	69	3,017,258
Accounts receivable from related parties	1,251,999	2,283,328	1,532,617	1,661,816	3,811,898	(10,384,669)	156,989
Inventories	—	—	275,156	—	934,432	(133,022)	1,076,566
Prepaid expenses and other current assets	—	87,752	36,467	117	790,996	212	915,544
Deferred taxes	—	—	—	—	295,600	1,083	296,683

Total current assets	1,251,999	2,371,691	2,025,242	1,661,933	9,202,421	(10,515,405)	5,997,881
Property, plant and equipment, net	—	547	201,073	—	2,827,545	(118,126)	2,911,039
Intangible assets	—	784	66,860	—	622,755	(51)	690,348
Goodwill	—	—	53,231	—	11,386,754	—	11,439,985
Deferred taxes	—	61,770	9,380	—	125,182	(61,964)	134,368
Other assets and notes receivables(1)	—	11,942,446	28,519	11,853,232	(4,651,982)	(18,206,173)	966,042

Total assets	$1,251,999	$14,377,238	$2,384,305	$13,515,165	$19,512,675	$(28,901,719)	$22,139,663

Current liabilities:
Accounts payable	$—	$3,186	$29,491	$—	$451,102	$—	$483,779
Accounts payable to related parties	—	1,524,365	626,906	1,567,623	6,870,126	(10,447,521)	141,499
Accrued expenses and other current liabilities	11,833	20,263	122,915	2,236	1,581,726	9,947	1,748,920
Short-term borrowings	—	37	—	—	119,948	—	119,985
Short-term borrowings from related parties	—	—	—	—	7,211	—	7,211
Current portion of long-term debt and capital lease obligations	—	383,856	—	150,000	29,368	—	563,224
Income tax payable	—	99,739	—	—	90,563	13,882	204,184
Deferred taxes	—	1,883	10,135	—	62,910	(41,429)	33,499

Total current liabilities	11,833	2,033,329	789,447	1,719,859	9,212,954	(10,465,121)	3,302,301
Long term debt and capital lease obligations, less current portion	1,171,164	96,827	—	2,481,038	6,716,236	(3,160,955)	7,304,310
Long term borrowings from related parties	—	3,118,158	642,517	1,972,428	63,997	(5,740,797)	56,303
Other liabilities	—	6,195	13,218	110,318	164,694	32,360	326,785
Pension liabilities	—	8,396	200,234	—	213,287	—	421,917
Income tax payable	2,729	26,406	—	—	43,548	126,822	199,505
Deferred taxes	—	—	—	—	657,626	(24,551)	633,075

Total liabilities	1,185,726	5,289,311	1,645,416	6,283,643	17,072,342	(19,232,242)	12,244,196
Noncontrolling interests subject to put provisions	—	—	—	—	551,402	—	551,402
Total FMC-AG & Co. KGaA shareholders' equity	66,273	9,087,927	738,889	7,231,522	1,632,793	(9,669,477)	9,087,927
Noncontrolling interests not subject to put provisions	—	—	—	—	256,138	—	256,138

Total equity	66,273	9,087,927	738,889	7,231,522	1,888,931	(9,669,477)	9,344,065

Total liabilities and equity	$1,251,999	$14,377,238	$2,384,305	$13,515,165	$19,512,675	$(28,901,719)	$22,139,663

(1)
Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$78	$501	$—	$686,457	$1,003	$688,040
Trade accounts receivable, less allowance for doubtful accounts	—	—	170,627	—	2,848,797	—	3,019,424
Accounts receivable from related parties	1,269,471	2,257,445	1,449,317	3,562,953	4,398,630	(12,800,007)	137,809
Inventories	—	—	271,039	—	885,613	(119,843)	1,036,809
Prepaid expenses and other current assets	—	72,022	27,693	167	837,152	727	937,761
Deferred taxes	—	—	—	—	311,280	(3,667)	307,613

Total current assets	1,269,472	2,329,545	1,919,177	3,563,120	9,967,929	(12,921,787)	6,127,456
Property, plant and equipment, net	—	611	206,873	—	2,856,000	(122,881)	2,940,603
Intangible assets	—	584	67,874	—	641,714	(56)	710,116
Goodwill	—	—	54,848	—	11,367,041	—	11,421,889
Deferred taxes	—	51,111	10,123	—	131,452	(58,933)	133,753
Other assets and notes receivables(1)	—	12,675,998	650,255	11,766,104	(4,751,531)	(19,348,645)	992,181

Total assets	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

Current liabilities:
Accounts payable	$—	$1,935	$41,114	$—	$579,245	$—	$622,294
Accounts payable to related parties	—	2,234,205	491,525	1,598,852	8,663,240	(12,864,472)	123,350
Accrued expenses and other current liabilities	29,771	27,530	102,728	3,157	1,611,997	12,288	1,787,471
Short-term borrowings	—	38	—	—	117,812	—	117,850
Short-term borrowings from related parties	—	—	—	—	3,973	—	3,973
Current portion of long-term debt and capital lease obligations	—	207,160	—	100,000	27,587	—	334,747
Income tax payable	—	130,636	—	—	19,367	—	150,003
Deferred taxes	—	—	8,126	—	61,774	(41,219)	30,303

Total current liabilities	29,771	2,603,126	643,493	1,702,009	11,084,995	(12,893,403)	3,169,991
Long term debt and capital lease obligations, less current portion	1,172,397	285,049	—	2,559,340	7,020,190	(3,251,236)	7,785,740
Long term borrowings from related parties	—	3,212,455	657,284	2,019,925	64,530	(5,898,020)	56,174
Other liabilities	—	6,696	12,679	110,637	130,634	33,923	294,569
Pension liabilities	—	7,753	202,219	—	213,389	—	423,361
Income tax payable	2,113	264	—	—	52,684	146,581	201,642
Deferred taxes	—	—	—	—	685,158	(21,157)	664,001

Total liabilities	1,204,281	6,115,343	1,515,675	6,391,911	19,251,580	(21,883,312)	12,595,478
Noncontrolling interests subject to put provisions	—	—	—	—	523,260	—	523,260
Total FMC-AG & Co. KGaA shareholders' equity	65,191	8,942,506	1,393,475	8,937,313	173,011	(10,568,990)	8,942,506
Noncontrolling interests not subject to put provisions	—	—	—	—	264,754	—	264,754

Total equity	65,191	8,942,506	1,393,475	8,937,313	437,765	(10,568,990)	9,207,260

Total liabilities and equity	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

(1)
Other Assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,081	$225,499	$(11,711)	$161,636	$304,267	$(420,689)	$260,083
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(117,240)	—	(181,689)	—	298,929	—
Depreciation and amortization	—	169	12,184	—	151,774	(7,774)	156,353
Change in deferred taxes, net	—	(14,876)	2,705	—	(7,422)	(6,370)	(25,963)
(Gain) loss on sale of fixed assets and investments	—	(12)	(115)	—	455	—	328
Compensation expense related to stock options	—	6,220	—	—	—	—	6,220
Investments in equity method investees, net	—	22,816	—	—	(4,234)	—	18,582
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(15,829)	—	(24,873)	—	(40,702)
Inventories	—	—	(12,488)	—	(59,019)	15,334	(56,173)
Prepaid expenses and other current and non-current assets	—	(19,210)	(9,435)	(6,047)	70,411	(132)	35,587
Accounts receivable from / payable to related parties	8,547	(76,649)	52,601	28,490	(80,161)	65,697	(1,475)
Accounts payable, accrued expenses and other current and non-current liabilities	(7,273)	3,603	19,261	(921)	(115,523)	1,182	(99,671)
Income tax payable	616	(923)	—	(13,065)	50,431	25,190	62,249

Net cash provided by (used in) operating activities	2,971	29,397	37,173	(11,596)	286,106	(28,633)	315,418

Investing Activities:
Purchases of property, plant and equipment	—	(14)	(13,577)	—	(139,502)	5,736	(147,357)
Proceeds from sale of property, plant and equipment	—	17	180	—	1,130	—	1,327
Disbursement of loans to related parties	—	(22,515)	—	83,644	—	(61,129)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(23,152)	(1,424)	—	(69,095)	21,457	(72,214)
Proceeds from divestitures	—	—	—	—	1,036	—	1,036

Net cash provided by (used in) investing activities	—	(45,664)	(14,821)	83,644	(206,431)	(33,936)	(217,208)

Financing Activities:
Short-term borrowings, net	—	4,226	(22,794)	—	25,607	—	7,039
Long-term debt and capital lease obligations, net	(2,972)	—	—	1,659,914	(1,750,388)	61,129	(32,317)
Increase (decrease) of accounts receivable securitization program	—	—	—	(1,731,962)	1,569,962	—	(162,000)
Proceeds from exercise of stock options	—	4,113	—	—	522	—	4,635
Capital increase (decrease)	—	—	—	—	(1,359)	1,359	—
Distributions to noncontrolling interest	—	—	—	—	(72,619)	—	(72,619)
Contributions from noncontrolling interest	—	—	—	—	8,795	—	8,795

Net cash provided by (used in) financing activities	(2,972)	8,339	(22,794)	(72,048)	(219,480)	62,488	(246,467)

Effect of exchange rate changes on cash and cash equivalents	—	8,461	(2)	—	(13,401)	—	(4,942)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	533	(444)	—	(153,206)	(81)	(153,199)
Cash and cash equivalents at beginning of period	1	78	501	—	686,457	1,003	688,040

Cash and cash equivalents at end of period	$0	$611	$57	$—	$533,251	$922	$534,841

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months ended March 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,067	$370,498	$5,226	$297,279	$342,308	$(622,684)	$393,694
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(313,741)	—	(292,855)	—	606,596	—
Depreciation and amortization	—	85	11,692	—	138,709	(7,112)	143,374
Change in deferred taxes, net	—	9,671	1,852	—	16,810	(495)	27,838
(Gain) loss on sale of fixed assets and investments	—	(33)	92	—	(8,808)	—	(8,749)
Investment (gain)	—	—	—	—	(126,685)	—	(126,685)
Compensation expense related to stock options	—	6,546	—	—	—	—	6,546
Cash outflow from hedging	—	—	—	—	(15,578)	—	(15,578)
Investments in equity method investees, net	—	37,190	—	—	(4,765)	—	32,425
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(2,162)	—	(102,239)	—	(104,401)
Inventories	—	—	(30,891)	—	(871)	2,910	(28,852)
Prepaid expenses and other current and non-current assets	—	139,972	(18,058)	(35,608)	52,450	176	138,932
Accounts receivable from / payable to related parties	4,829	(244,469)	12,092	(8,660)	206,929	3,161	(26,118)
Accounts payable, accrued expenses and other current and non-current liabilities	(7,273)	3,778	31,404	658	2,327	(342)	30,552
Income tax payable	639	(5,634)	—	2,882	47,874	(27,562)	18,199

Net cash provided by (used in) operating activities	(738)	3,863	11,247	(36,304)	548,461	(45,352)	481,177

Investing Activities:
Purchases of property, plant and equipment	—	(153)	(10,412)	—	(122,015)	8,162	(124,418)
Proceeds from sale of property, plant and equipment	—	33	—	—	1,816	—	1,849
Disbursement of loans to related parties	—	(15,680)	46	53,715	(1,087,131)	1,049,050	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(1,637,673)	(183)	—	(1,702,618)	1,637,672	(1,702,802)
Proceeds from divestitures	—	—	—	—	176,721	—	176,721

Net cash provided by (used in) investing activities	—	(1,653,473)	(10,549)	53,715	(2,733,227)	2,694,884	(1,648,650)

Financing Activities:
Short-term borrowings, net	—	(13,837)	(498)	50,000	(58,862)	—	(23,197)
Long-term debt and capital lease obligations, net	738	1,668,422	—	(67,411)	1,110,476	(1,049,050)	1,663,175
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(333,250)	—	(333,250)
Proceeds from exercise of stock options	—	3,771	—	—	583	—	4,354
Capital increase (decrease)	—	—	—	—	1,600,482	(1,600,482)	—
Distributions to noncontrolling interest	—	—	—	—	(32,366)	—	(32,366)
Contributions from noncontrolling interest	—	—	—	—	5,350	—	5,350

Net cash provided by (used in) financing activities	738	1,658,356	(498)	(17,411)	2,292,413	(2,649,532)	1,284,066

Effect of exchange rate changes on cash and cash equivalents	—	(8,720)	7	—	15,052	—	6,339

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(0)	26	207	—	122,699	—	122,932
Cash and cash equivalents at beginning of period	—	2	144	—	457,146	—	457,292

Cash and cash equivalents at end of period	$(0)	$28	$351	$—	$579,845	$—	$580,224

Quantitative and Qualitative Disclosures About Market Risk

        During the period ended March 31, 2013, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2012, as amended.

Controls and Procedures

        The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

        During the first quarter of 2013, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct in our International segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to that investigation, see Note 11, "Commitments and Contingencies – Legal Proceedings – Other Litigation and Potential Exposures," of the Notes to Consolidated Financial Statements (Unaudited) presented elsewhere in this report. The Company also has asked such independent counsel, in conjunction with the Company's Compliance Department, to review the Company's internal controls relating to compliance with international anti-bribery laws and the identification, reporting and evaluation of potential bribery issues, with a view to identifying what enhancements would be recommended.

Other Information

Legal Proceedings

        The information in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.
31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three-months period ended March 31, 2013 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of April 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

        DATE: April 30, 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By:	/s/ RICE POWELL

Name:	Rice Powell
Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ MICHAEL BROSNAN

Name:	Michael Brosnan
Title:	Chief Financial Officer and member of the Management Board of the General Partner